Exhibit 99.2

(2) 600,000 shares of common stock and warrants to purchase 200,000 shares of common stock were issued by Registrant on November 22, 2004 in a private placement transaction. All of the foregoing common shares and warrants to purchase common shares were acquired by, and are owned by, September Serenade Ltd., a family owned partnership of which Mr. Garneau serves as a general partner. He shares voting control over the shares with his wife. Each of Mr. Garneau and his wife own a 0.5% interest in the partnership. Mr. Garneau disclaims beneficial ownership of all but 0.5% of the shares and warrants owned by the partnership.